

October 11, 2012

VIA E-mail
Brad W. Buss
Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

>   **Re: Cypress Semiconductor Corporation**
>   **Form 10-K for the fiscal year ended January 1, 2012**
>   **Filed February 24, 2012**
>   **Form 10-Q for the quarterly period ended July 1, 2012**
>   **Filed August 3, 2012**
>   **File No. 001-10079**

Dear Mr. Buss:

We have reviewed your response letter dated September 27, 2012 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended July 1, 2012

Condensed Consolidated Financial Statements

Note 8. Commitments and Contingencies, page 22

1.   We refer to your response to prior comment 3. Please help us better understand the basis in GAAP for the charge recorded as of April 1, 2012. In that regard, please tell us:
    - How and when you became aware that some of your products actually infringed upon IV's patent portfolio.
    - Whether IV ever made a claim or assertion that you infringed on their patents.

- If IV never made a claim or assertion of infringement, the basis for your determination that is was probable that IV would take such action and that it was probable that you had incurred an estimable loss. Refer to FASB ASC 450-20-55-14 and -15.
- How you evaluated the guidance from FASB ASC 450-20-55-14 and -15 in evaluating whether disclosure about the infringement should have been presented in your Form 10-K for the year ended January 1, 2012.

2.   Please reconcile the disclosure in your filing that you used the relief from royalty method to determine the cost of the patent license agreement relating to prior years to the methods disclosed in your response which appear to be based upon the past and future revenues for the potentially impacted products.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676 if you have any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief